30

04024908

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunder Sword Resources

*CURRENT ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1260 FISCAL YEAR 10-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/7/04

#82-1260

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

ARIS 10-31-03

INCORPORATED AS PART OF:

X Schedule A

Schedule B & C
(place X in appropriate category)

RECEIVED
2004 APR 30 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**October 31, 2003**	**04/03/09**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**04/03/09**
"M. Goldstein"	**Matty Goldstein**	**04/03/09**

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

March 19, 2004

This is to confirm the distribution of our Annual Financial Statements for the period ended October 31, 2003 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

MORGAN
COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Thunder Sword Resources Inc.

We have audited the balance sheets of Thunder Sword Resources Inc. as at October 31, 2003 and 2002, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C. "Morgan & Company"

March 5, 2004 Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

	OCTOBER 31 2003	2002
ASSETS		
Current		
Cash	$ **3,546**	$ 2,683
Accounts receivable	**21,623**	3,190
Inventory	**21,189**	18,789
Prepaid expenses	**1,402**	2,481
	47,760	27,143
Capital Assets (Note 4)	**34,512**	29,327
Interest In Mineral Properties (Note 5)	**82,060**	82,060
	$ **164,332**	$ 138,530
LIABILITIES		
Current		
Accounts payable	$ **39,766**	$ 51,057
Due to related parties (Note 9)	**509,429**	302,071
	549,195	353,128
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 7)	**3,703,249**	3,703,249
Deficit	**(4,088,112)**	(3,917,847)
	(384,863)	(214,598)
	$ **164,332**	$ 138,530

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	YEARS ENDED OCTOBER 31	
	2003	2002
Sales	$ 69,960	$ 121,585
Cost Of Sales		
Inventory, beginning of year	18,789	36,965
Purchases	32,864	13,188
Freight out	5,640	30,971
Warehousing	16,466	8,245
	73,759	89,369
Inventory, end of year	21,189	18,789
	52,570	70,580
Gross Profit	17,390	51,005
Administrative Expenses		
Advertising and shareholder relations	5,423	6,681
Amortization	11,266	5,610
Automotive and travel	19,905	26,532
Consulting fees	77,586	71,250
Filing and transfer fees	9,162	7,363
Interest	42,950	677
Office and miscellaneous	10,541	15,533
Professional fees	8,698	3,835
Product research	189	1,995
Rent	33,953	34,004
	219,673	173,480
Loss Before The Following	(202,283)	(122,475)
Settlement Of Insurance Claim	32,018	-
Recovery Of Prior Year Expenses	-	26,027
Loss For The Year	(170,265)	(96,448)
Deficit, Beginning Of Year	(3,917,847)	(3,821,399)
Deficit, End Of Year	$ (4,088,112)	$ (3,917,847)
Basic And Diluted Loss Per Share	$ (0.03)	$ (0.01)
Basic And Diluted Weighted Average Common Shares	6,014,647	6,014,627

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED OCTOBER 31	
	2003	2002
Cash Flows From Operating Activities		
Loss for the year	**$ (170,265)**	$ (96,448)
Adjustment for items not affecting cash:		
Amortization	**11,266**	5,610
Interest accrued	**41,354**	-
	(117,645)	(90,838)
Changes in non-cash working capital items:		
Accounts receivable	**(18,433)**	152,808
Inventory	**(2,400)**	18,176
Prepaid expenses	**1,079**	(1,515)
Accounts payable	**(11,291)**	(83,110)
	(148,690)	(4,479)
Cash Flows From Financing Activity		
Due to related parties	**166,004**	(9,012)
Cash Flows From Investing Activity		
Purchase of capital assets	**(16,451)**	(32,475)
Increase (Decrease) In Cash	**863**	(45,966)
Cash, Beginning Of Year	**2,683**	48,649
Cash, End Of Year	**$ 3,546**	$ 2,683

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

1. NATURE OF OPERATIONS

The Company is incorporated under the B.C. Company Act and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The asset which required management to make significant estimates and assumptions in determining carrying values was the interest in mineral properties.

b) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the first-in, first-out basis.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded on the diminishing balance basis over the estimated useful lives of the assets as follows:

Production equipment	30%
Computer and office equipment	30%
Vehicles	30%

d) Interest in Mineral Properties

The Company is engaged in exploring certain mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts recorded as interest in mineral properties is dependent upon confirmation of the Company's ownership in the mineral properties, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, development and establishment of a viable mining operation and continued support from creditors and shareholders.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Interest in Mineral Properties (Continued)

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Losses on partial sales of properties are reflected in the income statement in the period of sale.

e) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped.

f) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended October 31, 2003 and 2002 for the dilutive effect of employee stock options and warrants as there were no dilutive securities outstanding. No adjustments were required to reported loss from operations in computing diluted per share amounts.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Stock Based Compensation

Effective November 1, 2002, the Company changed its accounting policy on a prospective basis for stock options granted to directors and employees on or after November 1, 2002 from the intrinsic value method to the fair value method. As the Company did not grant any stock options during the year ended October 31, 2003 the change in accounting policy had no effect on the statements of operations for the period ended October 31, 2003.

i) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for Income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

3. GOING CONCERN

These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it maybe unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has incurred substantial operating losses since its inception and has a working capital deficiency of $854,148 at October 31, 2003. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

4. CAPITAL ASSETS

	2003			2002
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	NET BOOK VALUE
Computer and office equipment	$ 13,529	$ 11,878	**$ 1,651**	$ 2,358
Production equipment	42,803	14,511	**28,292**	26,969
Vehicles	5,375	806	**4,569**	-
	$ 61,707	$ 27,195	**$ 34,512**	$ 29,327

5. INTEREST IN MINERAL PROPERTIES

Sault Sainte Marie Mining Division, Province of Ontario

	2003	2002
Balance, beginning of year	**$ 82,060**	$ 82,060
Additions	**-**	-
Balance, end of year	**$ 82,060**	$ 82,060

The Company owns 100% interest in 42 mineral claims located in Sault Sainte Marie Mining Division, Ontario. The claims are subject to a 2% net smelter royalty.

Subsequent to the year ended October 31, 2003, the Company entered into an agreement to grant an option to earn 50% interest in its mineral property for consideration of $15,000 cash payment and the incurrence of exploration and development expenses in the aggregate amount of $475,000 on or before April 21, 2006. The agreement is subject to regulatory approval.

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2003 AND 2002

6. SHARE CAPITAL

a) Authorized

98,895,000 common shares without par value
1,000,000 preference shares without par value

b) Issued and Fully Paid

	2003		2002	
	SHARES	**AMOUNT**	SHARES	AMOUNT
Balance, October 31	**6,014,627**	**$ 3,703,249**	6,014,627	$ 3,703,249

c) Share Purchase Options

As at October 31, 2003, there are no outstanding stock options (2002 – Nil).

Effective March 12, 2003, the Company adopted a stock option plan subject to regulatory approval. The plan provides for the grant of incentive stock options for up to 10% of the issued and outstanding common shares to employees, directors and officers of the Company. Options are granted for a term not to exceed five years from the date of grant. The plan contains no vesting requirements.

Subsequent to the year ended October 31, 2003, the Company granted 601,460 stock options, subject to regulatory approval, to a director and a consultant at an exercise price of $0.15 per share expiring on February 25, 2009.

7. INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2003	2002
Statutory tax rate	**37.6%**	39.6%
Expected income tax recovery	**$ (64,020)**	$ (38,213)
Non-deductible differences	**1,020**	-
Other	**4,236**	(4,878)
Unrecognized tax losses	**58,764**	43,091
Income tax provision	**$ -**	$ -

7. INCOME TAXES (Continued)

Future tax assets of the Company are as follows:

	2003	2002
Operating and capital losses	**$ 505,000**	$ 597,000
Less: Valuation allowance	**(505,000)**	(597,000)
Future tax asset (liability) recognized	**$ -**	$ -

Losses that reduce future income for tax purposes expire as follows:

2004	$ 191,000
2005	$ 281,000
2006	$ 263,000
2007	$ 175,000
2008	$ 168,000
2009	$ 109,000
2010	$ 156,000

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

8. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the year:

a) Rent

During the year, the Company paid or accrued rent of $6,000 (2002 - $6,000) to a company controlled by a spouse of a director.

b) Management Services

During the year, the Company paid or accrued consulting fees of $60,000 (2002 - $60,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment. As at October 31, 2003, interest of $41,354 (2002 – Nil) has been accrued.

9. SUBSEQUENT EVENT

On March 5, 2004, the Company entered into a consulting agreement. Under the terms of the agreement, the Company is required to pay the consultant monthly fees of $6,000 for a period of six months.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

________ Schedule A

X ________ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**October 31, 2003**	**04/03/09**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**04/03/09**
"M. Goldstein"	**Matty Goldstein**	**04/03/09**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

OCTOBER 31, 2003

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the current fiscal year-to-date:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $6,000 to a company with a common director.
   The Company paid or accrued management fees of $60,000 to two directors.

3. For the current fiscal year-to-date:

   (a) Summary of securities issued during the year:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the year:

   None

4. As at the end of the year:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, October 31, 2003	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

OCTOBER 31, 2003

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
Steven Mellows	Director
James R. Tostenson	Director
Matty Goldstein	Director

- SCHEDULE C -

REPORT TO SHAREHOLDERS
of
THUNDER SWORD RESOURCES INC.

For the 12 months ending October 31, 2003

February 27, 2004

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the last twelve months ending October 31, 2003 the Company's continued aim was to evaluate and develop market opportunities.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged or the sales of the product will provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day to day activities of the Company were attended to by Company Directors Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Expenses for the period were generally comparable to the same period of last year.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

I mentioned in my last report of June 24/03, that we had completed the agonizing task of converting the poorly packaged and damaged crystal magnesium chloride into a liquid form.

We have sold some of the salvaged product to a few of our former customers and are gaining new accounts.

We have also been in China and have placed a new order of 2,000 tons of properly packaged product.

Our chemical/environmental division can also report that they have been using magnesium chloride to formulate various solutions and are close to producing a plant fertilizer. Research is continuing on a product that acts as a sound barrier as well as a fire retardant and other products that will be released soon.

With the improved mining climate we are now revisiting our Pilot Harbour property in Ontario to revitalize a work program. The proposal is to spend $20 - $25,000 this spring to reastablish the values found earlier and to follow up with an extensive work (drilling?) program.

INFORMATION REGARDING: MAGNESIUM CHLORIDE

The magnesium chloride comes from the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. It has also proven to be economically attractive. Researchers at the University of Colorado report that they found no cause for environmental concern. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

INFORMATION REGARDING: PILOT HARBOUR

The Pilot Harbour property, which comprises 50 claims (800 hectares) is located only 4½ miles SW from the Eagle River property, in the Mishibishu Lake area in Ontario, which is presently being mined by River Gold Mines Ltd.
The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

#82-1260

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

RECEIVED
2004 APR 30 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of THUNDER SWORD RESOURCES INC. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on April 23, 2004, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended October 31, 2003.
2. To fix the number of Directors at four.
3. To elect Directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the Directors to fix the remuneration to be paid to the auditor.
6. To consider and, if thought fit, to authorize the Directors in their discretion to amend stock options granted to insiders, subject to regulatory approval, as more fully set forth in the information circular accompanying this notice.
7. To consider and, if thought fit, to pass an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this notice.
8. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 12th day of March, 2004.

BY ORDER OF THE BOARD

SIEGFRIED NAGUSCHEWSKI
PRESIDENT

grb\051901\agm\0141

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia, V7C 2T2

INFORMATION CIRCULAR

(As at March 12, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of THUNDER SWORD RESOURCES INC. (the "Company") for use at the Annual General Meeting of the Company to be held on April 23, 2004 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of Thunder Sword Resources Inc., 6031 Tranquille Place, Richmond, British Columbia, V7C 2T2, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Thunder Sword Resources Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 99,895,000 divided into 98,895,000 common shares without par value (the "common shares"), of which 6,014,627 common shares are issued and outstanding, and 1,000,000 preference shares without par value, of which none are issued as at the date hereof. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on March 17, 2004 will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of Directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled[2]
SIEGFRIED NAGUSCHEWSKI[1] Richmond, B.C. PRESIDENT/CEO/DIRECTOR	President, Thunder Sword Resources Inc.	1979	300,000[3]
JAMES R. TOSTENSON[1] Delta, B.C. DIRECTOR	Retired	1979	100,173
SHARON GOLDSTEIN Vancouver, B.C. SECRETARY/DIRECTOR	Sales Manager, Erres Imports Inc.	1996	306,300
MATTY GOLDSTEIN[1] Vancouver, B.C. CHIEF FINANCIAL OFFICER/DIRECTOR	President, Erres Imports Inc.	1998	300,000

1 Member of the Audit Committee.

2 Common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 12, 2004, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such common shares are held directly.

3 All of these common shares are held indirectly in the name of Penn-Gold Holding Ltd., a private company controlled by Siegfried Naguschewski.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at October 31, 2003 and the other four most highly compensated executive officers of the Company as at October 31, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers").

<u>Summary Compensation Table</u>

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name And Principal Position	Year	Salary - ($)	Bonus - ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Siegfried	2003	30,000	Nil	6,000[1]	Nil	Nil	Nil	Nil
Naguschewski	2002	30,000	Nil	6,000[1]	Nil	Nil	Nil	Nil
President/CEO	2001	30,000	Nil	6,000[1]	Nil	Nil	Nil	Nil

1 Car allowance.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under the Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officer, except as follows: The Company entered into a Management Agreement with Siegfried Naguschewski dated April 30, 2003, which expires April 30, 2004, pursuant to which Mr. Naguschewski was paid $30,000 per year ($2,500 per month). In addition, Mr. Naguschewski received a $500 per month car allowance.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did not grant stock options to the Directors during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Morgan & Company, Chartered Accountants, were first appointed as auditors on January 1, 2002.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines").

Board of Directors

Structure and Compensation

The Board is currently composed of four Directors. All the proposed nominees are current Directors of the Company.

The Exchange Guidelines suggest that the board of Directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" Directors. An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of Directors should include a number of Directors who do not have interests in either the Company or the significant shareholder. Of the proposed nominees, three are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines and one is "inside" or management Director and, accordingly, is considered to be "related". In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each Director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the *Company Act (British Columbia)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require. The Board met four times during 2003.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure. There is one standing committee.

Audit Committee.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. This Committee met three times during the fiscal year ending October 31, 2003. Currently, the members are Siegfried Naguschewski, James R. Tostenson and Matty Goldstein, all of whom are unrelated Directors.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Adoption of Stock Option Plan

The Board of Directors of the Company adopted a new stock option plan (the "Stock Option Plan") effective February 25, 2004, subject to acceptance by the TSX Venture Exchange (the "Exchange") and the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Stock Option Plan, the Board of Directors may from time-to-time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan will be available for review at the Annual General Meeting.

Unless such authority is withheld, the persons name in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

At the Meeting, shareholders will be asked to pass a resolution in the following form

> "UPON MOTION IT WAS RESOLVED that the Company do approve, subject to regulatory approval, the adoption of a stock option plan pursuant to which the Directors may, from time-to-time, authorize the issuance of options to Directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

(b) Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the Directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a Director or senior officer of the Company, a Director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, members other than insiders and their associates, will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the Directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."

(c) Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 12th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS
OF THUNDER SWORD RESOURCES INC.

SIEGFRIED NAGUSCHEWSKI
Chief Executive Officer

MATTY GOLDSTEIN
Director

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF THUNDER SWORD RESOURCES INC. (the "Company")

TO BE HELD AT 10TH FLOOR - 595 HOWE STREET VANCOUVER, B.C.

ON FRIDAY, APRIL 23, 2004, AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, SIEGFRIED NAGUSCHEWSKI, a Director of the Company, or failing this person, MATTY GOLDSTEIN, a Director of the Company, or in the place of the foregoing, ________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at four	____	____

	Resolution	For	Withhold
2.	To elect as Director, Siegfried Naguschewski	____	____
3.	To elect as Director, James R. Tostenson	____	____
4.	To elect as Director, Sharon Goldstein	____	____
5.	To elect as Director, Matty Goldstein	____	____
6.	To appoint Morgan & Company, Chartered Accountants, as auditors of the Company	____	____

	Resolution	For	Against
7.	To authorize the Directors to fix the auditors' remuneration	____	____
8.	To approve an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this proxy.	____	____
9.	To authorize the Directors to amend stock options	____	____
10.	To transact such other business as may properly come before the Meeting	____	____

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________

Please Print Name: ________________________

Date: ________________________

Number of Shares Represented by Proxy: ________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting, this proxy form must be received at the office of **Thunder Sword Resources Inc.** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Thunder Sword Resources Inc. is 6031 Tranquille Place, Richmond, British Columbia, V7C 2T2, and its fax number is 604-274-5600.*

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

(the "Company")

TO: Registered and Non-Registered Shareholders

National Instrument 54-102 provides Shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

THUNDER SWORD RESOURCES INC.
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY/TOWN

____
PROVINCE/STATE POSTAL CODE

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE: ____________________

____
SIGNATURE OF SHAREHOLDER

grb\051901\agm\0139

#82-1260.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll

INCORPORATED AS PART OF:

X Schedule A

_____ Schedule B & C
(place X in appropriate category)

RECEIVED 2004 APR 30 P 12:27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**January 31, 2004**	**04/03/12**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**04/03/12**
"M. Goldstein"	**Matty Goldstein**	**04/03/12**

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

March 19, 2004

This is to confirm the distribution of our Interim Financial Statements for the period ended Jan. 31, 2004 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

THREE MONTHS ENDED JANUARY 31, 2004
(Unaudited – see Notice to Reader)

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the balance sheet of Thunder Sword Resources Inc. as at January 31, 2004 and the statements of operations and deficit, and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

March 12, 2004

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

THUNDER SWORD RESOURCES INC.

BALANCE SHEET
(Unaudited – see Notice to Reader)

		JANUARY 31 2004		OCTOBER 31 2003
ASSETS				
Current				
Cash	$	**493**	$	3,546
Accounts receivable		**2,096**		21,623
Inventory		**22,420**		21,189
Prepaid expenses		**1,402**		1,402
		26,411		47,760
Capital Assets		**31,923**		34,512
Interest In Mineral Properties		**82,060**		82,060
	$	**140,394**	$	164,332
LIABILITIES				
Current				
Accounts payable	$	**32,746**	$	39,766
Due to related parties		**558,975**		509,429
		591,721		549,195
SHAREHOLDERS' DEFICIENCY				
Share Capital		**3,703,249**		3,703,249
Deficit		**(4,154,576)**		(4,088,112)
		(451,327)		(384,863)
	$	**140,394**	$	164,332

Approved on Behalf of the Board:

"S. Naguschewski" — Director

"M. Goldstein" — Director

THUNDER SWORD RESOURCES INC.

STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JANUARY 31 2004	2003
Sales	$ -	$ -
Cost Of Sales		
Inventory, beginning of period	21,189	18,789
Purchases	-	7,206
Freight out	-	131
Warehousing	1,231	5,340
	22,420	31,466
Inventory, end of period	22,420	31,466
	-	-
Gross Profit	-	-
Administrative Expenses		
Advertising and shareholder relations	1,184	971
Amortization	2,589	2,200
Automotive and travel	12,472	3,292
Consulting fees	19,500	19,086
Filing and transfer fees	1,851	392
Interest	17,380	346
Office rent and miscellaneous	10,888	11,634
Professional fees	500	700
Product research	100	122
	66,464	38,743
Loss For The Period	(66,464)	(38,743)
Deficit, Beginning Of Period	(4,088,112)	(3,917,847)
Deficit, End Of Period	$ (4,154,576)	$ (3,956,590)
Basic And Diluted Loss Per Share	$ (0.01)	$ (0.01)
Basic And Diluted Weighted Average Common Shares	$ 6,014,647	$ 6,014,627

THUNDER SWORD RESOURCES INC.

STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JANUARY 31 2004	2003
Cash Flows From Operating Activities		
Net loss for the period	**$ (66,464)**	$ (38,743)
Adjustment for item not affecting cash:		
Amortization	**2,589**	2,200
Interest accrued	**16,466**	-
	(47,409)	(36,543)
Changes in non-cash working capital items:		
Accounts receivable	**19,527**	2,013
Inventory	**(1,231)**	(12,677)
Prepaid expenses	**-**	986
Accounts payable	**(7,020)**	2,611
	(36,133)	(43,610)
Cash Flows From Financing Activity		
Due to related parties	**33,080**	43,247
Decrease In Cash During The Period	**(3,053)**	(363)
Cash, Beginning Of Period	**3,546**	2,683
Cash, End Of Period	**$ 493**	$ 2,320

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED JANUARY 31, 2004
(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2003. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2003.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 (2003 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 (2003 - $15,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. As at January 31, 2004, interest of $57,820 (2003 – Nil) has been accrued.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

________ Schedule A

X ________ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Thunder Sword Resources Inc.	**January 31, 2004**	**04/03/12**

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond	**BC**	**V7C 2T2**	**604-274-5600**	**604-275-8222**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Siggy Naguschewski	**Director**	**604-275-8222**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The two schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"S.Naguschewski"	**Siggy Naguschewski**	**04/03/12**
"M. Goldstein"	**Matty Goldstein**	**04/03/12**

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

January 31, 2004

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the three month period ended:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $1,500 to a company controlled by a spouse of a director.
   The Company paid or accrued management fees of $15,000 to two directors.

3. For the three month period ended:

   (a) Summary of securities issued during the period:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the period:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, January 31, 2004	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

OCTOBER 31, 2003

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director
Steven Mellows	Director
James R. Tostenson	Director
Matty Goldstein	Director

- Schedule C -

REPORT TO SHAREHOLDERS
of
THUNDER SWORD RESOURCES INC.

For the three months ending January 31, 2004

March 15, 2004

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the three months period ending January 31, 2004 the Company continued in its search of sales opportunities for magnesium chloride and other related products and looked for ways to finance the Pilot Harbour work program.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged or the sales of the product will provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day to day activities of the Company were attended to by Company Directors Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Expenses for the period were generally comparable to the same period of last year.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

Sales of magnesium chloride in liquid form are spotty but encouraging.

Research in our chemical/environmental division is ongoing, but it is too early to report on any completed projects, however the plant fertilizer, the sound barrier and fire retardant products are encouraging and have a positive future.

Our shipment of 2,000 tons of new products has not arrived as of this date.

The Pilot Harbour property attracts a lot of interest among investors and we will probably be in a position to announce some very solid steps in the area of refinancing.

Our plan is to spend $20,000 - $25,000 this spring to re-establish the values found earlier, namely four gold showings with the most notable of these the V.G. Occurrence, which has an *average grade of 0.461 OPT Au over a strike length of 650 feet.*

Once this has been re-established a more vigorous program is planned, once that is to determine if the gold showing are structurally controlled and to examine the theory proposed by Dr. Franc Joubin.

INFORMATION REGARDING: MAGNESIUM CHLORIDE

The magnesium chloride comes from the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. It has also proven to be economically attractive. Researchers at the University of Colorado report that they found no cause for environmental concern. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

INFORMATION REGARDING: PILOT HARBOUR

The Pilot Harbour property, which comprises 50 claims (800 hectares) is located only 4½ miles SW from the Eagle River property, in the Mishibishu Lake area in Ontario, which is presently being mined by River Gold Mines Ltd.
The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.